

September 10, 2008

Via U.S. Mail
Mr. Richard Sneider
Chief Financial Officer
Kopin Corporation
200 John Hancock Rd.
Taunton, MA 02780

> **Re:** **Kopin Corporation**
> **Schedule TO-I filed August 28, 2008**
> **SEC File No. 005-48471**

Dear Mr. Sneider:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1. Please file as correspondence the letter submitted to the staff on August 19, 2008.

2. As currently structured, the offer will result in optionholders tendering their shares in exchange solely for cash. Unlike other 409A-structured offers, the optionholders do not receive replacement options as part of the consideration for the offer. Please provide us with your legal analysis of whether the current structure of your offer is consistent with Section 409A of the Internal Revenue Code and the related interpretative guidance.

Forward-looking Statements; Miscellaneous, page 30

3.   Please eliminate the reference to Section 27A and Section 21E of the Exchange
        Act of 1934 or revise the disclosure in this section to explicitly note that the
        Private Securities Litigation Reform Act's safe harbor protections do not apply to
        statements made in connection with the tender offer. See Section 27A(b)(2)(C) of
        the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 in
        the July 2001 Supplement to the Division of Corporation Finance's Manual of
        Publicly Available Telephone Interpretations available at www.sec.gov.

4.   Please revise to eliminate the statement in the last sentence under this heading that
        you "undertake no obligation to publicly update or revise any forward-looking
        statements, or any facts, events, or circumstances after the date hereof that may
        bear upon forward-looking statements." This statement is inconsistent with your
        obligation to amend and promptly disseminate revised information in the event
        that your existing disclosure materially changes.

Election Form

5.   We refer you to the first sentence of the first paragraph. Please revise the Election
        Form to remove the representations that the shareholder has "read" and
        "understand[s]" the terms of the offer.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the bidder and its
management are in possession of all facts relating to the company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions

cc: John J. Concannon, Esq.
        Bingham McCutchen LLP
        (617) 951-8736 (via facsimile)